

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Paul Zepf
Chief Executive Officer
Global Partner Acquisition Corp II
7 Rye Ridge Plaza, Suite 350
Rye Brook, NY 10573

> **Re: Global Partner Acquisition Corp II**
> **Draft Registration Statement on Form S-1**
> **Submitted November 20, 2020**
> **CIK 0001831979**

Dear Mr. Zepf:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on November 20, 2020

Principal Shareholders, page 140

1. We note that Paul Zepf is identified as Chief Executive Officer and Chairman in your Management section and that he is the control person of your sponsor. We also note that the beneficial ownership table indicates a "–" for the number of shares beneficially owned by the group of all executive officers and directors. Please revise the beneficial ownership of the group of all executive officers and directors to reflect Paul Zepf's beneficial ownership.

You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-

3429 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Baumann